Exhibit 21.0

Subsidiaries of Union Bankshares Corporation

Subsidiary	State of Incorporation
Union Bank & Trust Company	Virginia
Northern Neck State Bank	Virginia
Rappahannock National Bank	Federally Chartered
Union Investment Services, Inc.	Virginia
Bank of Williamsburg	Virginia
Mortgage Capital Investors, Inc.	Virginia